[Sullivan & Worcester LLP letterhead]

January 22, 2010

Summit Mutual Funds, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, Maryland 20814

Ladies and Gentlemen:

We have been requested by Summit Mutual Funds, Inc., a Maryland corporation with shares of stock having a par value of $0.10 per share (the "Company") established under Articles of Incorporation dated April 1984, as supplemented (the "Articles"), for our opinion with respect to certain matters relating to the Calvert VP 2000 Small Cap Index Portfolio (currently Summit Russell 2000 Small Cap Index Portfolio), Calvert VP S&P MidCap 400 Index Portfolio (currently Summit S&P MidCap 400 Index Portfolio), and Calvert VP EAFE International Index Portfolio (currently Summit EAFE International Index Portfolio), each a series of the Company. We understand that the Company will be filing an amendment to its Registration Statement on Form N-14 (File No. 333-163971) for the purpose of registering shares of the Company under the Securities Act of 1933, as amended (the "1933 Act"), in connection with the proposed acquisition by the Calvert VP 2000 Small Cap Index Portfolio, Calvert VP S&P MidCap 400 Index Portfolio, and Calvert VP EAFE International Index Portfolio (each an "Acquiring Fund") of all of the assets of the Ameritas Small Company Equity Portfolio, Ameritas MidCap Growth Portfolio and CVS Social International Equity Portfolio (each an "Acquired Fund"), respectively, each a series of Calvert Variable Series, Inc., in exchange solely for shares of the corresponding Acquiring Fund pursuant to the applicable Agreement and Plan of Reorganization, the forms of which are included in the Form N-14 Registration Statement (the "Plans").

We have, as counsel, participated in various business and other proceedings relating to the Company. We have examined copies, either certified or otherwise proved to be genuine to our satisfaction, of the Company's Articles and By-Laws, and other documents relating to its organization, operation, and proposed operation, including the proposed Plans, and we have made such other investigations as, in our judgment, are necessary or appropriate to enable us to render the opinion expressed below.

We are admitted to the Bar of the District of Columbia and generally do not purport to be familiar with the laws of the State of Maryland. Insofar as any opinions set forth herein relate to Maryland law, such opinions are based, with your approval, solely upon our examination of the Annotated Code of Maryland, Maryland General Corporation Law, as amended, entitled "Corporations and Associations Article," and our understanding of that law.

Based upon the foregoing, and assuming the approval by shareholders of the applicable Acquired Fund of certain matters scheduled for their consideration at a meeting presently anticipated to be held on April 16, 2010, it is our opinion that the shares of each Acquiring Fund currently being registered, when issued in accordance with the applicable Plan and the Company's Articles and By-Laws, will be legally issued, fully paid and non-assessable by the Company, subject to compliance with the 1933 Act, the Investment Company Act of 1940, as amended, and applicable state laws regulating the offer and sale of securities.

We hereby consent to the filing of this opinion with and as a part of the Registration Statement on Form N-14. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Sullivan & Worcester LLP